Vontier Corporation

5438 Wade Park Boulevard, Suite 600

Raleigh, North Carolina 27607

November 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Vontier Corporation (the “Company”)

Registration Statement on Form S-4

Filed on November 19, 2021

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the registration statement referenced above filed by the Company and each of the Company’s guarantor subsidiaries listed on the signature page hereto (the “Guarantors”) and, together with the Company, the “Registrants”) relating to the Company’s offer (the “Exchange Offer”) to exchange up to $500,000,000 aggregate principal amount of its 1.800% Senior Notes due 2026 (the “Original 2026 Notes) for an equal aggregate principal amount of registered 1.800% Senior Notes due 2026 (the “Exchange 2026 Notes”), all of its outstanding 2.400% Senior Notes due 2028 (the “Original 2028 notes”) for an equal aggregate principal amount of registered 2.400% Senior Notes due 2028 (the “Exchange 2028 Notes”), all of its outstanding 2.950% Senior Notes due 2031 (the “Original 2031 Notes” and, collectively with the Original 2026 Notes and the Original 2028 Notes, the “Original Notes”) for an equal aggregate principal amount of registered 2.950% Senior Notes due 2031 (the “Exchange 2031 Notes” and, collectively with the Exchange 2026 Notes and the Exchange 2028 Notes, the “Exchange Notes”) and the guarantees of the Exchange Notes by the Guarantors (the “Exchange Guarantees” and, together with the Exchange Notes, the “Exchange Securities”) for the guarantees of the Original Notes by the Guarantors (the “Original Guarantees” and, together with the Original Notes, the “Original Securities”).

The Registrants hereby inform the Staff that they are registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the “Exxon Capital Letter”); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”).

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Securities in the Exchange Offer to distribute such Exchange Securities following the completion of the Exchange Offer, and to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will acquire Exchange Securities in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Securities to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing Exchange Securities, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Items 507 and 508, as applicable, of Regulation S-K under the Securities Act.

In addition, as required by the Staff pursuant to the Shearman & Sterling Letter, the Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Old Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Securities, and (ii) include in the letter of transmittal to be executed by a recipient of Exchange Securities in the Exchange Offer (the “Transmittal Letter”) (a) an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Securities and (b) language to the effect that if such exchange offeree is a broker-dealer holding Old Securities acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Old Securities pursuant to the Exchange Offer.

If you have any questions regarding the foregoing please contact Justin R. Salon at Morrison & Foerster LLP, 2100 L Street, NW, Suite 900, Washington, D.C. 20037, Telephone: (202) 887-8785, Email: JustinSalon@mofo.com.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Sincerely,

VONTIER CORPORATION

By:	/s/ Courtney S. Kamlet
Name: Courtney S. Kamlet
Title: Vice President and Corporate Secretary

GILBARCO INC.
MATCO TOOLS CORPORATION

By:	/s/ Tim Reynolds
Name: Tim Reynolds
Title: Vice President, Treasury and Treasurer, Director